Exhibit 99.7

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PRESS RELEASE

Global investors to invest USD20mn in Nipuna

Hyderabad, India, July 24, 2003: International funds are to invest USD20 million in Nipuna Services Ltd (Nipuna), Satyam’s BPO subsidiary. An agreement to this effect has been signed between these funds, Nipuna and Satyam Computer Services Ltd. (Satyam). The transaction is expected to be concluded in the next few weeks, subject to statutory approvals and the satisfaction of other closing conditions.

Nipuna was set up in June 2002 for BPO services with a USD4 mn commitment from Satyam. The company has gained substantial momentum and currently has 164 employees serving five customers.

Commenting on this deal, Mr. B. Ramalinga Raju, Chairman, Satyam, said, “We look forward to the participation of the high caliber group of investors to further Nipuna’s plans for growth and development, on closure of the transaction. The investments will allow Nipuna to access the global relationship network of the new investors.

About Satyam Computer Services Ltd.:

Satyam Computer Services Ltd., (NYSE: SAY) is a leading global Consulting and IT services company offering solutions to customers that sharpen their competitive edge and make strong business sense. Satyam’s complete suite of solution ranges from strategy to implementation, covering key verticals and horizontals. It offers Information Technology expertise in the areas of Software Development Services, Consulting, Systems Integration, ERP Solutions, Product Development, Electronic Commerce and Internet-based services, through its state-of-the-art Development Centers located in India, the USA, the UK, the UAE, Singapore, Malaysia, Japan and Australia. These centers work as extended enterprise for nearly 290 global corporations, of which over 80 are Fortune 500 companies. Satyam has a presence in 45 countries, and has people strength of over 10,000 professionals. For more information pl. visit www.satyam.com

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About Nipuna:

Nipuna Services Limited is a fully owned subsidiary of Satyam Computer Services Ltd. offering best-of-breed Business Process Outsourcing (BPO) services. It offers industry specific BPO services for verticals that include Insurance and Healthcare, Banking and Financial Services, Telecom and Media, Energy and Utilities, Manufacturing, Automotive, Transportation and Tourism and Retail. These services include solutions for Human Resources, Finance and Accounting, Customer Contact and Transaction Processing.

Nipuna combines its parent company’s vast Consulting and IT experience of nearly two decades and diverse domain expertise, with its competency in BPO to create value in a collaborative relationship.

For further information, please contact:

S V L Narayan Nipuna Services Limited Ph: +91-40-5536 1300. Fax: +91-40-5536 1309 Mobile: +91-98490 25531 Visit: www.nipunaservices.com	Abhijit Roy Satyam Computer Services Ltd. Ph: +91-40-27843222 extn.7843 Fax: +91-40-23372269 Mobile: +91-98494 46253 Visit: www.satyam.com

Safe Harbor:
This press release contains forward-looking statements within the meaning of Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the press release include, but are not limited to, comments regarding the prospects for further growth in the Company’s business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements - Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam’s business, please see the discussion under the caption “Risk Factors” in Satyam’s ADS prospectus dated May 15, 2001, which has been filed with the Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov